Arf
3-18-2002

02021435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-20118

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 07 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Albany Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Pearl Street
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Saburro — (518) 447-8673
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name*)

State Street Centre at 80 State Street	Albany	NY	12207
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/20/02
S.S

OATH OR AFFIRMATION

I, George C. McNamee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Albany Corporation, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

SANDRA D. ANDI
Notary Public, State of New York
No. 4737914
Qualified in Albany County
Commission Expires November 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST ALBANY CORPORATION
(A wholly owned subsidiary of First Albany Companies Inc.)

REPORT OF INDEPENDENT ACCOUNTANTS
ON THE FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2001 and 2000

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FILED PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants

To the Board of Directors and shareholders of
First Albany Corporation:

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in stockholder's equity, changes in subordinated debt and cash flows present fairly, in all material respects, the financial position of First Albany Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, IA, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 1, 2002

FIRST ALBANY CORPORATION
(A wholly owned subsidiary of First Albany Companies Inc.)

STATEMENTS OF FINANCIAL CONDITION
(In thousands of dollars)

	December 31, 2001	December 31, 2000
ASSETS		
Cash	$ 1,202	$ 407
Cash and securities segregated for regulatory purposes	7,600	7,000
Securities purchased under agreements to resell	41,219	60,222
Securities borrowed	649,097	291,029
Receivables from:		
Brokers, dealers and clearing agencies	7,177	7,070
Customers	14,973	12,325
Parent	1,733	3,027
Others	44,811	19,089
Securities owned	286,185	189,881
Exchange memberships, at cost; market values: 2001 - $2,019, 2000 - $1,730	67	67
Other assets	22,805	24,669
Total assets	$ 1,076,869	$ 614,786
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Short-term bank loans	$ 248,650	$ 117,353
Securities loaned	649,224	290,110
Payables to:		
Brokers, dealers and clearing agencies	10,567	6,540
Customers	8,509	8,923
Others	11,156	16,962
Securities sold, but not yet purchased	41,157	62,617
Accounts payable and accrued expenses	44,433	41,101
Income taxes payable	-	2,640
Total liabilities	1,013,696	546,246
COMMITMENTS AND CONTINGENCIES		
Subordinated debt	11,625	13,125
Stockholder's equity		
Preferred, voting, 6% cumulative, $10 par value; authorized 20,000 shares; none issued		
Common, voting $.01 par value; authorized 5,000,000 shares; 100 issued and outstanding		
Additional paid-in capital	9,277	8,675
Retained earnings	42,271	46,740
Total stockholder's equity	51,548	55,415
Total liabilities and stockholder's equity	$ 1,076,869	$ 614,786

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF OPERATIONS
(In thousands of dollars)

	December 31, 2001	December 31, 2000
Revenues		
Commissions	$ 14,533	$ 17,654
Principal transactions, net	93,204	58,420
Investment banking, net	22,307	33,766
Interest	26,092	80,312
Fees and other	1,292	2,013
Total revenues	157,428	192,165
Interest expense	(21,900)	(72,405)
Net revenues	135,528	119,760
Expenses excluding interest		
Compensation and benefits	109,003	88,139
Clearing, settlement and brokerage costs	2,472	2,828
Communications and data processing	10,704	9,425
Occupancy and depreciation	7,609	5,939
Selling	5,795	5,902
Other	4,498	2,850
Total expenses excluding interest	140,081	115,083
Income (loss) from continuing operations before income taxes	(4,553)	4,677
Income tax expense (benefit)	(2,741)	2,164
Income (loss) from continuing operations	(1,812)	2,513
Income (loss) from discontinued operations, net of taxes	(1,062)	422
Gain on sale of discontinued operations, net of taxes		22,799
Net Income (Loss)	$ (2,874)	$ 25,734

The accompanying notes are an integral
part of the financial statements

FIRST ALBANY CORPORATION
(A wholly owned subsidiary of First Albany Companies Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of dollars, except for number of shares)

	Common Stock		Additional Paid-In	Additional Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 1999	100		$ 5,714	$ 35,106	$ 40,820
Net income				25,734	25,734
Dividends paid – parent				(14,100)	(14,100)
Capital contribution – parent			2,961		2,961
Balance, December 31, 2000	100		8,675	46,740	55,415
Net loss				(2,874)	(2,874)
Dividends paid – parent				(1,595)	(1,595)
Capital contribution - parent			602		602
Balance, December 31, 2001	100		$ 9,277	$ 42,271	$ 51,548

The accompanying notes are an integral
part of the financial statements

FIRST ALBANY CORPORATION
(A wholly owned subsidiary of First Albany Companies Inc.)

STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year Ended December 31, 2001	Year Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (2,874)	$ 25,734
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred income taxes	(455)	(1,921)
Gain on sale of discontinued operations		(39,309)
(Increase) decrease in operating assets:		
Cash and securities segregated for regulatory purposes	(600)	(7,000)
Securities purchased under agreements to resell	19,003	(33,400)
Net receivable from customers	(3,062)	188,015
Net receivable from others	(26,732)	21,265
Securities owned, net	(117,764)	(6,738)
Other assets	4,848	(3,793)
Increase (decrease) in operating liabilities:		
Securities loaned, net	1,046	(123,083)
Net payable to brokers, dealers and clearing agencies	3,920	(1,789)
Accounts payable and accrued expenses	3,332	(2,160)
Income taxes payable, net	(5,169)	2,385
Net cash provided by (used in) operating activities	(124,507)	18,206
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net proceeds from gain on sales of discontinued operations	-	55,786
Net cash provided by investing activities	-	55,786
CASH FLOWS FROM FINANCING ACTIVITIES:		
Receivable from Parent, net	1,294	(16,192)
Proceeds/(payments) from short-term bank loans	131,297	(45,181)
Payments on subordinated notes	(1,500)	(1,875)
Net decrease from borrowing under line of credit agreements	(4,796)	(1,105)
Capital contribution from parent	602	2,961
Dividends paid	(1,595)	(14,100)
Net cash provided by (used in) financing activities	125,302	(75,492)
INCREASE IN CASH:	795	(1,500)
CASH AT BEGINNING OF THE YEAR:	407	1,907
CASH AT END OF THE YEAR:	$ 1,202	$ 407
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax payments	$ 3,301	$ 21,592
Interest payment	$ 23,971	$ 74,133

The accompanying notes are an integral part of the financial statements

FIRST ALBANY CORPORATION
(A wholly owned subsidiary of First Albany Companies Inc.)

STATEMENTS OF CHANGES IN SUBORDINATED DEBT
(In thousands of dollars)

Subordinated debt at December 31, 1999	$	15,000
Decreases:		
Payment of subordinated debt		(1,875)
Subordinated debt at December 31, 2000		13,125
Decreases:		
Payment of subordinated debt		(1,500)
Subordinated debt at December 31, 2001	$	11,625

The accompanying notes are an integral
part of the financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

First Albany Corporation (the Company) is a wholly owned subsidiary of First Albany Companies Inc. (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc., the New York Stock Exchange and various other exchanges. The Company's primary businesses include securities brokerage for institutional customers and investment banking services to corporate and public clients. Additionally, the Company engages in market-making and trading of corporate, government and municipal securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission income from customers' securities transactions and related compensation expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value and securities not readily marketable at fair value as determined by management are also included as revenues from principal transactions.

Investment Banking

Investment banking revenues include gains, losses and fees, net of transaction related expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking management fees are recorded on offering date, sales concessions on trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues also include fees earned from providing merger, acquisition and financial advisory services.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2001 and 2000, the Company had entered into resale agreements in the amount of $41,219,000 and $60,222,000, respectively. At December 31, 2001 and 2000, the Company had not entered into repurchase agreements with counter parties.

NOTES TO FINANCIAL STATEMENTS (continued)

Securities-Lending Activities

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values, because of the short maturity of the instruments except subordinated debt. The estimated fair value of subordinated debt at December 31, 2001, approximates its carrying value based on current rates available.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated under federal regulations or held for sale in the ordinary course of business.

NOTE 2. Cash and Securities Segregated For Regulatory Purposes

At December 31, 2001 and 2000, the Company segregated cash of $7,600,000 and $7,000,000, respectively, in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3. Receivables From and Payables To Brokers, Dealers and Clearing Agencies

Amounts receivable from and payable to brokers, dealers and clearing agencies, other than correspondents were comprised of securities failed to deliver and securities failed to receive, respectively.

NOTE 4. Receivables From and Payables To Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements and approximated $8,426,000 and $8,113,000 at December 31, 2001 and 2000, respectively. Total unsecured and partly secured customer receivables were $765,000 and $720,000 as of December 31, 2001 and 2000, respectively. An allowance for doubtful accounts was recorded for $227,000 and $300,000 as of December 31, 2001 and 2000, respectively.

TO FINANCIAL STATEMENTS (continued)

Included in receivables from and payables to customers are accounts of officers, directors, employees and related individuals. Receivables and payables of these related parties consisted of the following at December 31:

(In thousands of dollars)	2001	2000
Receivables	$ 4,947	$ 4,697
Payables	$ 1,199	$ 1,779

NOTE 5. Receivables from Others

Amounts receivable from others consisted of the following at December 31:

(In thousands of dollars)	2001	2000
Adjustment to record securities on a trade date basis, net	$ 39,786	$ 10,863
Others	5,025	8,226
Total	$ 44,811	$ 19,089

The adjustment to record securities on a trade date basis is to reflect securities transactions entered into for the account of the Company as though they had settled.

NOTE 6. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

	2001		2000	
(In thousands of dollars)	Owned	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased
Marketable Securities				
U.S. Government and federal agency obligations	$ 20,328	$ 40,643	$ 5,349	$ 60,870
State and municipal bonds	236,199	4	132,370	200
Corporate obligations	21,543	391	47,198	1,034
Corporate stocks	5,576	114	3,934	513
Options	33	5		
Not readily marketable securities				
Investment securities with no publicly quoted market	505		194	
Investment securities subject to restrictions	2,001		836	
Total	$ 286,185	$ 41,157	$ 189,881	$ 62,617

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7. Short-Term Bank Loans

Short-term bank loans are made under lines of credit totaling $400,000,000 of which $248,650,000 is outstanding at December 31, 2001. These loans are available to finance securities eligible for collateralization, including Company owned securities and certain customer owned securities purchased on margin, subject to certain regulatory formulas. These loans bear interest at variable rates based primarily on the Federal Funds interest rate. The weighted average interest rates on these loans are 1.91% and 7.00%, at December 31, 2001 and 2000, respectively. At December 31, 2001, short-term bank loans are collateralized by Company owned securities, which are classified as securities owned and receivables from others, of $300,944,000.

NOTE 8. Payables To Others

Amounts payable to others consisted of the following at December 31:

(In thousands of dollars)	2001	2000
Borrowing under line-of-credit agreements	$ 9,901	$ 14,697
Others	1,255	2,265
Total	$ 11,156	$ 16,962

NOTE 9. Commitments and Contingencies

Leases: The Company's headquarters and sales offices, and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain escalation clauses and which expire at various times through 2008. Future minimum annual lease payments with remaining terms in excess of one year , are as follows:

(In thousands of dollars)	
2002	$ 5,525
2003	5,174
2004	4,962
2005	3,433
2006	3,241
Thereafter	5,830
Total -	$ 28,165

Annual rental expense for the years ended December 31, 2001 and 2000 approximated $7,433,000 and $11,007,000, respectively, of which $2,881,000 and $4,567,000 were paid to the Parent under a month-to-month agreement for office equipment and leasehold improvements in 2001 and 2000, respectively.

Litigation: In the normal course of business, the Company has been named a defendant, or otherwise has possible exposure, in several claims. Certain of these are class actions, which seek unspecified damages, which could be substantial. Although there can be no assurance as to the eventual outcome of litigation in which the Company has been named as a defendant or otherwise has possible exposure, the Company has provided for those

NOTES TO FINANCIAL STATEMENTS (continued)

actions most likely to have an adverse disposition. Although further losses are possible, the opinion of management, based upon the advice of its attorneys and general counsel, is that such litigation will not, in the aggregate, have a material adverse effect on the Company's liquidity or financial position, although it could have a material effect on quarterly or annual operating results in the period in which it is resolved.

Collateral: The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counter parties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice. At December 31, 2001, the fair value of securities received as collateral, where the Company is permitted to sell or repledge the securities, was $644,055,000 and the fair value of the portion that has been sold or repledged was $623,000,000. At December 31, 2000, the fair value of securities received as collateral, where the Company is permitted to sell or repledged the securities, was $337,314,000 and the fair value of the portion that has been sold or repledged was $275,130,000.

Letters of Credit: The Company is contingently liable under bank stand-by letter of credit agreements, executed in connection with security clearing activities, totaling $1,700,000 at December 31, 2001.

NOTE 10 Related Party Transactions

The Company clears security transactions for its Parent and affiliates, and certain of the Company's investments are managed by an affiliate. Revenues and expenses associated with these transactions is nominal. The Company also periodically provides advances to its Parent to fund certain operating expenses, tax payments and fixed asset purchases. These advances are included in Receivables from Parent on the statements of financial condition.

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company and either a liability to the Parent or capital contribution by the Parent is recognized. Any tax benefits related to these benefit plans are also recognized by the Company.

In January 2002, the Board of Directors declared a dividend of $425,000 payable to the Parent on February 19, 2002

NOTE 11. Subordinated Debt

The Company has subordinated debt of $2,000,000 with interest at 8.75% and $4,000,000 with interest at 9.25%. Interest is paid monthly with the principal amounts due at maturity on December 31, 2002. Both loan agreements include restrictive financial covenants including a requirement that the Company maintain a minimum net capital (as defined by Rule 15c3-1 of the Securities and Exchange Commission) equal to three times the required net capital.

The Company also has subordinated debt of $5,625,000 payable to its Parent, with interest paid quarterly at 9%. Principal payments of $375,000 are due quarterly and the debt matures June 30, 2005.

The New York Stock Exchange has approved all of the Company's subordinated debt agreements. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital Under Rule 15c3-1").

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 12. Income Taxes

The Company files with its Parent a consolidated federal and various combined state and local income tax returns. Separate tax returns are filed with other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

Total income tax provision was allocated as follows for the years ended December 31:

(In thousands of dollars)	2001	2000
Income (loss) from continuing operations	$ (2,741)	$ 2,164
Income (loss) from discontinued operations	(738)	299
Gain on sale of discontinued operations		16,510
Tax windfall related to Parent's stock	(125)	(629)
Total income tax provision	$ (3,604)	$ 18,344

The components of income taxes attributable to income (loss) from continuing operations consisted of the following for the years ended December 31:

(In thousands of dollars)	2001	2000
Federal		
Current	$ (2,123)	$ 3,516
Deferred	(321)	(1,725)
State and Local		
Current	270	1,059
Deferred	(567)	(686)
Total income tax (benefit) expense	$ (2,741)	$ 2,164

The expected income tax expense (benefit) using the federal statutory rate differs from income tax expense pertaining to pretax income (loss) from continuing operations as a result of the following for the years ended December 31:

(In thousands of dollars)	2001	2000
Income taxes at federal statutory rate	$ (1,548)	$ 1,591
State and local income taxes, net of federal income taxes	(196)	246
Tax exempt interest income, net	(789)	(581)
Life insurance proceeds		(150)
Other non-taxable/deductible interest	(449)	628
Meals and entertainment	228	221
Non-deductible expenses, other	13	209
Total income tax	$ (2,741)	$ 2,164

NOTES TO FINANCIAL STATEMENTS (continued)

The temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following at December 31:

(In thousands of dollars)	2001	2000
Bad debt reserve	$ 94	$ 126
Investments	1,082	951
Deferred compensation	2,513	2,298
Other	424	283
Total deferred tax assets	$ 4,113	$ 3,658

The Company has not recorded a valuation allowance for deferred tax assets at December 31, 2001 and 2000, since it has determined that it is more likely than not that deferred tax assets will be fully realized through a combination of future taxable income and income available in carryback years.

NOTE 13. Benefit Plans

First Albany Companies Inc., the Parent, has established several stock incentive plans through which employees of the Company may be awarded stock options, stock appreciation rights and restricted common stock. As of December 31, 2001, 4,582,427 shares (adjusted for stock dividends) are authorized for issuance and expire at various times through December 31, 2011.

Options granted under the plans have been granted at not less than fair market value, vest over a maximum of five years, and expire ten years after grant date. Option transactions for the two year period ended December 31, 2001, under the plans were as follows:

	Shares Subject to Option	Weighted Average Exercise Price
Balance at December 31, 1999	1,830,764	$ 7.69
Options granted	690,961	12.81
Options exercised	(446,512)	5.12
Options terminated	(145,682)	13.88
Balance at December 31, 2000	1,929,531	8.96
Options granted	716,864	8.96
Options exercised	(248,550)	3.08
Options terminated	(95,507)	9.89
Balance at December 31, 2001	2,302,338	$ 8.83

NOTES TO FINANCIAL STATEMENTS (continued)

The following table summarizes information about stock options outstanding under the plans at December 31, 2001:

	Outstanding			Exercisable	
Exercise Price Range	Shares	Average Life (years)	Average Exercise Price	Shares	Average Exercise Price
$ 2.50 - $ 3.75	37,907	.74	$ 2.67	37,907	$ 2.67
$ 4.00 - $ 6.00	237,024	1.00	4.01	237,024	4.01
$ 6.15 - $ 9.15	910,900	6.49	7.29	566,030	7.29
$ 9.23 -$ 13.85	862,689	8.21	9.89	437,196	9.90
$ 15.80 -$ 23.70	253,818	8.33	16.17	136,387	16.67
	2,302,338	6.68	$ 8.83	1,414,544	$ 8.28

At December 31, 2000, 1,190,050 options with an average exercise price of $7.73 were exercisable.

The Parent and the Company have elected to follow Accounting Principals Board No. 25 "Accounting for Stock Issued to Employees" ("APB 25") in accounting for the stock incentive plans. The Company, under APB 25, recognized compensation cost of $0 and $1,095,000 for the years ended December 31, 2001 and 2000, respectively. Had compensation cost and fair value been determined pursuant to Financial Accounting Standard No. 123 (FAS 123) "Accounting for Stock-Based Compensation", net income (loss) would have increased from $(2,874,000) to $(3,902,000) in 2001 and decreased from $25,734,000 to $24,845,000 in 2000. The FAS 123 compensation cost and fair value of options granted is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 2.32% for 2001 and 1.71% for 2000; expected volatility of 58.4% for 2001 and 53.9% for 2000, respectively; risk-free interest rates of 4.7% to 5.0% for 2001 and 5.6% to 6.7% for 2000; and expected lives of 6.76 years for 2001 and 6.6 years for 2000. The weighted average fair value of options granted under FAS 123 was $4.61 in 2001 and $7.75 in 2000.

During 2001 and 2000, 150,602 and 37,810 shares of restricted stock have been awarded under the plans at a weighted average grant date fair price of $8.78 and $27.17 respectively. The fair market value of the awards will be amortized over the period in which the restrictions are outstanding.

The Company also maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan), which permits eligible employees to defer a percentage of their compensation. Company contributions to eligible participants may be made at the discretion of the Board of Directors. The Company contributed $263,000 and $348,000 in the years ended December 31, 2001 and 2000, respectively.

The Company has various other incentive programs, which are offered to eligible employees. These programs consist of cash incentives and deferred bonuses. Amounts awarded vest over periods ranging up to five years. Costs are amortized over the vesting period and approximated $2,394,000 in 2001 and $6,093,000 in 2000.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 14. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to two percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of $25,659,000, which was 217.31% of aggregate debit balances and $24,659,000 in excess of required minimum net capital.

NOTE 15. Trading Activities

As part of its trading activities, the Company provides to institutional clients brokerage and underwriting services. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions and to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate interest rate, price, and spread movements of trading inventories and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk: Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The decision to manage interest rate risk using futures or options as opposed to buying or selling short U.S. Treasury or other securities depends on current market conditions and funding considerations.

Equity Price Risk: Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities.

Credit Risk: The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and continually assessing the creditworthiness of counter parties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counter parties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counter parties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

NOTES TO FINANCIAL STATEMENTS (continued)

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counter party.

Concentrations of Credit Risk: The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counter party basis, as well as by groups of counter parties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit concentration is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counter party and market conditions.

NOTE 16. Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities with the exception of highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options are used to hedge securities positions in the Company's inventory. Gains and losses on these financial instruments are included as revenues from principal transactions. Trading profits and losses relating to these financial instruments were as follows for the years ending December 31:

(In thousands of dollars)	2001	2000
Trading Profits-State and Municipal Bond	$ 446	$ 4,151
Index Futures Hedging	(354)	(785)
Net Revenues	$ 92	$ 3,366

At December 31, 2001 and 2000, the contractual or notional amounts related to the index futures contracts were as follows:

(In thousands of dollars)	2001	2000
Average Notional or Contract Market Value	$ (16,222)	$ (5,646)
Year End Notional or Contract Market Value	$ (25,555)	$ (5,362)

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The amounts at risk are generally limited to the unrealized market valuation gains on the instruments and will vary based on changes in market value. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Open equity in the futures contracts are recorded as receivables from clearing organizations. The settlements of the aforementioned transactions are not expected to have a material adverse effect on the financial condition of the Company.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 17. Discontinued Operations

On May 9, 2000, the Company announced that it signed an agreement for the sale of the assets of its Private Client Group, its retail brokerage branch network, to First Union Securities, a subsidiary of First Union Corp. The transaction closed in August, 2000. In accordance with Accounting Principles Board Opinion No. 30 (APB 30), "Reporting the Results of Operations - Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", the results of the Private Client Group have been reported separately as a discontinued operation for all periods presented.

Components of amounts reflected in the consolidated statement of financial condition and statement of operations consisted of the following for the years ended December 31:

(In thousands of dollars)		2001		2000
Net revenues	$		$	64,275
Expenses		1,800		63,554
Income/(loss) before income taxes		(1,800)		721
Income tax benefit		(738)		299
Income/(loss) from discontinued operations, net of taxes	$	(1,062)	$	422

A portion of the Company's net interest income in 2000 has been allocated to discontinued operations based primarily on the margin borrowings of the Private Client Group clients, net of an allocation of cost of funds relating to these margin borrowings. Deferred tax assets of approximately $4,800,000 and accrued expenses of $11,500,000, primarily for impaired lease space, related to discontinued operations were transferred by the Company to its Parent in 2000. For the year ended December 31, 2001, the loss from discontinued operations are the result of legal costs incurred related to the Private Client Group.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
At December 31, 2001
(In thousands of dollars)

Total stockholder's equity		$ 51,548
Add liabilities subordinated to claims of general creditors		11,625
Total capital and allowable subordinated liabilities		63,173
Deductions and/or charges for non-allowable assets - (Schedule IA)	17,174	
Additional Charges	1,211	
Aged fail-to-deliver	155	
Aged short security differences	94	
Other deductions	1,922	
Total deductions and charges	20,556	
Net capital before haircuts		42,617
Haircuts on securities, computed, where applicable, pursuant to 15c3-1 (f):		
Bankers' acceptance, certificate of deposit	19	
United States government obligations	1,695	
State and municipal government obligations	11,800	
Corporate obligations	2,217	
Stocks and warrants	754	
Options	18	
Undue concentration	455	
Total haircuts on securities	16,958	
Net capital		$ 25,659

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

At December 31, 2001
(In thousands of dollars)

Net capital requirement: 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$ 236
Minimum net capital requirement	$ 1,000
Net Capital requirement (greater of 2% of aggregate debits or minimum net capital requirement)	$ 1,000
Excess net capital	$ 24,659
Percentage of net capital to aggregate debits	217.31%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits	210.96%
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$ 24,459

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report as of December 31, 2001

FIRST ALBANY CORPORATION
(A wholly owned subsidiary of First Albany Companies Inc.)

SCHEDULE IA
SCHEDULE OF NON-ALLOWABLE ASSETS
At December 31, 2001
(In thousands of dollars)

Partly secured accounts from customers	$	532
Unsecured receivables from customers		233
Securities owned, not readily marketable, at estimated fair value		2,506
Exchange memberships, at cost		67
Dividend and interest receivables greater than 30 days		187
Loans and advances		113
Prepaid expenses		3,107
Underwriting income receivable		1,006
Income Tax Receivable		2,529
Deferred Taxes		4,113
Due from syndicate manager		84
Receivable from Parent		1,733
Other non-allowable assets		1,191
Allowance for doubtful accounts		(227)
Total non-allowable assets	$	17,174

FIRST ALBANY CORPORATION
(A wholly owned subsidiary of First Albany Companies Inc.)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
At December 31, 2001
(In thousands of dollars)

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 9,755
Monies borrowed collateralized by securities carried for the accounts of customers	145
Monies payable against customers' securities loaned	245
Customers' securities failed to receive	3,677
Credit balances in firm accounts, which are attributable to principal sales to customers	436
Market value of short security count differences over 30 calendar days	94
Market value of short securities and credits in all suspense accounts over 30 calendar days	495
Other (Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts)	103
TOTAL CREDITS	14,950
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deduction pursuant to Note E, Exhibit A, Rule 15c3-3	10,903
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	316
Failed to deliver of customers' securities not older than 30 calendar days	485
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts	103
Aggregate debit items	11,807
Less 3% (for alternative method)	(354)
TOTAL 15c3-3 DEBITS	11,453
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 3,497
Required deposit	$ 3,497
Amount held on deposit in "Reserve Bank Account(s)" value of qualified securities, at December 31, 2001	$ 7,600
Amount of subsequent (withdrawals) and deposits	$ 2,000
TOTAL AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT(S)	$ 9,600

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report as of December 31, 2001.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
At December 31, 2001
(In thousands of dollars)

The market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

		$15
A.	Number of items	4

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A.	Number of items	0